Dreyfus Short-Intermediate Government Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Short-Intermediate Government Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Catherine Powers, Portfolio Manager

How did Dreyfus Short-Intermediate Government Fund perform relative to its benchmark?

For the six–month period ended May 31, 2006, the fund achieved a total return of 0.96%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Short–Term (1-3 Years) Index (the "Index"), achieved a total return of 1.24%.[2]

The reporting period proved to be a relatively challenging one for U.S. government securities, which were generally pressured by rising interest rates and mounting inflation concerns. The fund produced a modestly lower return than that of the Index, which does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue its goal, the fund normally invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and in repurchase agreements collateralized by such securities. The fund may invest up to 35% of its assets in mortgage-related securities issued by U.S. government agencies, such as mortgage pass–through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and collateralized mortgage obligations ("CMOs"). These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund generally maintains an average effective duration of three years or less.

What other factors affected the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period, increasing the overnight federal funds rate four consecutive times to 5%. Absent other factors, bond prices usually fall when short-term interest rates rise, as fixed-income investors can invest in new issues with higher coupon rates. However, during the early part of the reporting period, longer-term bond prices held up surprisingly well. As a result, longer-term bond yields remained relatively stable while short-term interest rates rose, leaving little or no yield advantage at the longer end of the fund's maturity spectrum.

In fact, at times during the first quarter of 2006, shorter-term yields were higher than longer-term yields, a situation known as an "inverted yield curve." In the past, an inverted yield curve often was considered a harbinger of an economic slowdown. In early 2006, however, the economy appeared to be growing at a relatively brisk rate, fueled by labor market gains, robust consumer spending and greater business investment. Many analysts attributed the mildly inverted yield curve to strong investor demand for U.S. government securities, particularly from overseas buyers, rather than impending economic weakness.

In the spring, as analysts revised upward their interest-rate expectations in the robust economy, longer-term bond yields finally began to move higher, eroding prices of longer-term U.S. government securities. Signs of gathering inflationary pressures, including a declining unemployment rate and surging energy prices, sparked renewed concerns that the Fed might raise rates more than most analysts previously believed. As a result, longer-term bond prices declined more sharply, and their yields rose.

With today's flat yield curve, there is little incentive to extend out the maturity spectrum. As a result, the fund's portfolio is overweight intermediate bonds in the two- to five-year range, and we have continued to maintain a "bulleted yield curve strategy" in order to capitalize on a steeper yield curve should the Fed pause in the rate-hike cycle. We have maintained the fund's average duration — a measure of sensitivity to changing interest rates — in line with the benchmark given interest rates are still being pressured higher in anticipation of further tightening moves by the Fed.

In an attempt to boost the fund's income returns, we placed greater emphasis on higher-yielding U.S. government agency securities, including relatively short-term tranches of project loans guaranteed by Ginnie Mae. Among mortgage-backed securities, we focused primarily on fixed-rate balloon mortgages with maturities of five to 10 years. We also invested at times in Treasury Inflation Protected Securities ("TIPS"), which performed well when inflation concerns intensified.

What is the fund's current strategy?

Recent mixed economic data indicate that inflationary pressures may be increasing even as the U.S. economy slows. In addition, Fed members have suggested that inflation appears to be a greater risk than recession. Therefore, we expect the Fed to implement at least one or two more rate hikes before it pauses to assess the impact of its policy shifts on the economy and inflation, with any subsequent changes in interest rates likely to depend on the prevailing economic data.

Accordingly, we are prepared to adjust our strategies when the economy's direction and the Fed's intentions become clearer. If additional rate hikes cause short-term rates to climb faster than long-term bond yields and the yield curve flattens or inverts, we may place additional emphasis on our bulleted yield curve strategy in the two- to five-year range. If, on the other hand, the economy weakens and the Fed is more likely to pause, we may extend the fund's average duration to take advantage of a potential bond rally.

June 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index is an unmanaged performance benchmark for Treasury securities with maturities of one to three years; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Short-Intermediate Government Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,009.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.78
Ending value (after expenses)	$1,021.19

† *Expenses are equal to the fund's annualized expense ratio of .75%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Bonds and Notes—112.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans—2.7%				
Federal Home Loan Mortgage Corp., Structured Pass-Through Secs., Ser. T-7, Cl. A6	7.03	8/25/28	444,025	442,284
Federal National Mortgage Association, Whole Loan, Ser. 2001-W2, Cl. AF6	6.59	10/25/31	4,067,245	4,051,748
Federal National Mortgage Association, Whole Loan, Ser. 2001-W1, Cl. AF6	6.90	7/25/31	1,970,278	1,964,271
				6,458,303
U.S. Government Agencies—35.1%				
Federal Home Loan Bank System, Bonds, Ser. 555	4.13	10/26/07	5,550,000	5,461,422
Federal Home Loan Bank System, Bonds, Ser. 593	4.63	10/24/07	10,895,000	10,781,463
Federal Home Loan Mortgage Corp., Notes	4.88	7/6/07	13,000,000	13,002,977
Federal Home Loan Mortgage Corp., Notes	5.50	7/15/06	7,000,000	7,002,023
Federal National Mortgage Association, Notes	3.13	7/15/06	13,000,000	12,966,993
Federal National Mortgage Association, Notes	4.38	9/7/07	2,775,000	2,741,228
Federal National Mortgage Association, Notes	4.75	8/25/08	3,000,000	2,965,287
Federal National Mortgage Association, Notes	5.00	1/15/07	8,100,000	8,082,391
Federal National Mortgage Association, Notes	5.00	2/27/08	10,100,000	10,037,683
Federal National Mortgage Association Interest Strips, Notes	0.00	5/15/14	9,600,000	6,264,192
Small Business Administration Participation, Gov't Gtd. Ctfs., Ser. 20G	6.85	7/1/17	3,856,420	3,966,755
				83,272,414

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed−26.8%		
Federal Home Loan Mortgage Corp.:		
3.50%, 9/1/10	381,786	357,925
4.00%, 1/1/10−4/1/10	19,664,557	18,849,135
4.50%, 2/1/10−9/1/14	4,860,262	4,697,643
5.00%, 5/1/10−1/1/11	7,795,947	7,686,095
Federal National Mortgage Association:		
4.00%, 2/1/10−10/1/10	4,970,224	4,736,059
4.50%, 11/1/14	2,259,251	2,157,585
5.50%, 9/1/14−4/1/16	2,197,972	2,172,628
Ser. 2003-54, Cl. PB 4.00%, 9/25/17	13,170	13,132
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	639,342	607,311
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	760,983	724,887
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	1,249,656	1,198,104
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	1,794,529	1,740,061
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,386,357	1,323,217
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	1,168,706	1,135,443
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	703,259	676,968
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	1,388,512	1,340,904
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	972,927	936,287
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,476,679	1,434,050
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	322,253	311,771
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	514,921	500,194
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,338,984	1,291,804
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,944,518	1,892,866
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,882,154	1,816,024
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	558,354	541,693
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	477,407	465,553
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,060,000	1,027,362
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	837,638	813,855
Ser. 2006-18, Cl. A, 4.97%, 12/16/21	2,989,683	2,945,305
Vendee Mortgage Trust II,		
Ser. 2001-1, Cl. 2H 7.00%, 8/15/07	336,906	338,244
		63,732,105
U.S. Treasury Inflation Protected Securities−3.2%		
3%, 7/15/12	7,243,981 [a]	**7,510,689**
U.S. Treasury Notes−44.6%		
2.50%, 9/30/06	26,730,000	26,514,823
3.00%, 12/31/06	43,725,000	43,210,794
3.63%, 4/30/07	840,000	829,139
4.38%, 12/31/07	3,370,000	3,336,435

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Notes (continued)		
4.88%, 5/31/11	21,810,000	21,666,883
5.13%, 5/15/16	10,320,000	10,331,290
		105,889,364
Total Bonds and Notes		
(cost $269,455,004)		**266,862,875**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
U.S. Treasury Notes, 4.5%,		
2/28/2011 September 2006 @ 101.07		
(cost $15,625)	10,000,000	**1,953**

Short-Term Investment−.4%	Principal Amount ($)	Value ($)
U.S. Government Agency;		
Federal National Mortgage Association, 4.64%, 6/7/06		
(cost $824,361)	825,000 [b]	**824,361**

Other Investment−.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $89,000)	89,000 [c]	**89,000**

Total Investments (cost $270,383,990)	**112.8%**	**267,778,189**
Liabilities, Less Cash and Receivables	**(12.8%)**	**(30,393,754)**
Net Assets	**100.0%**	**237,384,435**

[a] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[b] *Held by a broker as collateral for open financial futures positions.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government Agencies	109.7	Futures/Options	.1
Asset/Mortgage Backed	2.7		
Short Term/Money Market Investments	.4		**112.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

May 31,2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 5/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 year Note	489	99,373,969	September 2006	(180,719)
Financial Futures Short				
U.S. Treasury 5 year Note	240	(24,885,000)	June 2006	316,469
U.S. Treasury 10 year Note	224	(23,502,500)	September 2006	54,734
U.S. Treasury 30 year Bond	45	(4,779,844)	September 2006	41,133
				231,617

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

May 31, 2006 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Put Options:		
U.S. Treasury Notes, 4.5%, 2/28/2011 September 2006 @ 96.164 (Premiums received $10,156)	10,000,000	**(20,313)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	270,294,990	267,689,189
Affiliated issuers	89,000	89,000
Receivable for investment securities sold		12,410,969
Dividends and interest receivable		2,226,325
Receivable for futures variation margin–Note 4		31,886
Receivable for shares of Beneficial Interest subscribed		5,800
Prepaid expenses		24,542
		282,477,711
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		111,314
Cash overdraft due to Custodian		47,947
Payable for investment securities purchased		44,651,615
Payable for shares of Beneficial Interest redeemed		171,341
Outstanding options written, at value (premiums received $10,156)–See Statement of Options Written		20,313
Accrued expenses		90,746
		45,093,276
Net Assets ($)		**237,384,435**
Composition of Net Assets ($):		
Paid-in capital		292,296,137
Accumulated undistributed investment income–net		1,164,533
Accumulated net realized gain (loss) on investments		(53,691,894)
Accumulated net unrealized appreciation (depreciation) on investments (including $231,617 net unrealized appreciation on financial futures)		(2,384,341)
Net Assets ($)		**237,384,435**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		23,011,984
Net Asset Value, offering and redemption price per share ($)		**10.32**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	5,240,423
Cash dividends;	
Affiliated issuers	5,684
Income from securities lending	155
Total Income	**5,246,262**
Expenses:	
Management fee–Note 3(a)	637,777
Shareholder servicing costs–Note 3(b)	250,240
Professional fees	31,924
Custodian fees–Note 3(b)	22,221
Prospectus and shareholders' reports	11,262
Registration fees	10,919
Trustees' fees and expenses–Note 3(c)	3,400
Loan commitment fees–Note 2	1,277
Miscellaneous	8,874
Total Expenses	**977,894**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(22,221)
Net Expenses	**955,673**
Investment Income–Net	**4,290,589**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,997,066)
Net realized gain (loss) on financial futures	709,713
Net realized gain (loss) on options transactions	(5,676)
Net Realized Gain (Loss)	**(1,293,029)**
Net unrealized appreciation (depreciation) on investments and options transactions (including $11,695 net unrealized appreciation on financial futures)	(645,626)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,938,655)**
Net Increase in Net Assets Resulting from Operations	**2,351,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005
Operations ($):		
Investment income–net	4,290,589	7,447,575
Net realized gain (loss) on investments	(1,293,029)	(640,983)
Net unrealized appreciation (depreciation) on investments	(645,626)	(1,328,761)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,351,934**	**5,477,831**
Dividends to Shareholders from ($):		
Investment income–net	**(4,395,118)**	**(9,665,847)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	19,859,362	55,516,689
Dividends reinvested	3,912,870	8,587,766
Cost of shares redeemed	(54,929,413)	(126,344,864)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(31,157,181)**	**(62,240,409)**
Total Increase (Decrease) in Net Assets	**(33,200,365)**	**(66,428,425)**
Net Assets ($):		
Beginning of Period	270,584,800	337,013,225
End of Period	**237,384,435**	**270,584,800**
Undistributed investment income–net	1,164,533	1,269,062
Capital Share Transactions (Shares):		
Shares sold	1,916,075	5,292,591
Shares issued for dividends reinvested	377,650	818,440
Shares redeemed	(5,300,536)	(12,030,761)
Net Increase (Decrease) in Shares Outstanding	**(3,006,811)**	**(5,919,730)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	10.40	10.55	10.84	10.89	10.93	10.57
Investment Operations:						
Investment income−net	.17[b]	.26[b]	.20[b]	.21[b]	.33[b]	.48
Net realized and unrealized gain (loss) on investments	(.07)	(.07)	(.21)	.16	.01	.37
Total from Investment Operations	.10	.19	(.01)	.37	.34	.85
Distributions:						
Dividends from investment income−net	(.18)	(.34)	(.28)	(.42)	(.38)	(.49)
Net asset value, end of period	10.32	10.40	10.55	10.84	10.89	10.93
Total Return (%)	.96[c]	1.85	(.06)	3.42	3.19	8.14
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77[d]	.75	.71	.76	.74	.73
Ratio of net expenses to average net assets	.75[d]	.73	.71	.76	.74	.73
Ratio of net investment income to average net assets	3.36[d]	2.52	1.89	1.91	3.04	4.42
Portfolio Turnover Rate	246.65[c,e]	238.54[e]	1,089.68[e]	1,218.30	1,063.40	1,459.21
Net Assets, end of period ($ x 1,000)	237,384	270,585	337,013	441,835	473,925	484,070

[a] As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended November 30, 2002, was to decrease net investment income per share by $.06, increase net realized and unrealized gain (loss) on investments per share by $.06 and decrease the ratio of net investment income to average net assets from 3.54% to 3.04%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended May 31, 2006, November 30, 2005 and November 30, 2004 were 239.40%, 231.83% and 1,076.53%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Short-Intermediate Government Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $51,660,784 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $4,454,301 of the carryover expires in fiscal 2006, $16,361,703 expires in fiscal 2007, $5,954,353 expires in fiscal 2008, $11,118,684 expires in fiscal 2010, $10,918,861 expires in fiscal 2012 and $2,852,882 expires in fiscal 2013. The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with Dreyfus U.S. Treasury Short Term Fund in fiscal 2001.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were as follows: ordinary income $9,665,847. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1 ½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess expenses. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $95,479 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $74,495 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2006, the fund was charged $22,221 pursuant to the custody agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $79,709, shareholder services plan fees $4,000, chief compliance officer fees 1,605 and transfer agency per account fees $26,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions during the period ended May 31, 2006, amounted to $356,668,985 and $350,915,044, respectively, of which $10,312,344 in purchases and $10,323,000 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at May 31, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the fund's call/put options written for the period ended May 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding November 30, 2005	26,600,000	99,254	–	–
Contracts written	29,820,000	54,597		
Contracts Terminated:				
Closed	25,465,000	74,805	115,059	(40,254)
Expired	20,955,000	68,890	–	68,890
Total Contracts Terminated	46,420,000	143,695	115,059	28,636
Contracts outstanding May 31, 2006	**10,000,000**	**10,156**		

At May 31, 2006, accumulated net unrealized depreciation on investments was $2,605,801, consisting of $252,756 gross unrealized appreciation and $2,858,557 gross unrealized depreciation.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Short-Intermediate
Government Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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